FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 19, 2005
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
SIGNATURES

Press Presse Prensa

For the business and financial press Munich, September 19, 2005
Siemens rigorously implements “Fit4More” program — further decisions made
•	SBS:	Comprehensive cost cuts of €1.5 billion — Reorientation of IT maintenance business — New Group Executive Management

•	Com:	Restructuring of sales and services at Enterprise Networks

•	L&A:	Group to be dissolved — Successful businesses to be integrated into other Siemens Groups — Spin-off of industry logistics
Siemens defined the “Fit4More” program in April 2005 with the goal to reach all margin targets agreed-upon and to put the company on course of sustainable profitable growth. Action must be taken, in particular, at the three loss-generating Groups: Siemens Business Services (SBS), Communications (Com) and Logistics and Assembly Systems (L&A). Following intensive discussions and further detailed analyses, the Corporate Executive Committee has decided on comprehensive measures to get these businesses back on the successful course of the other Siemens Groups.
Siemens Business Services (SBS) is accelerating its operational reorientation. Its product-related IT services (PRS) is to become more flexible and competitive. Early in the year, a major share of this activity in Germany was sold to the IT service provider a&o. As announced late in July, ordinary PC maintenance services in other countries will also be outsourced to partners. This service, however, will be integrated into SBS overall service offering upon request of customers.
In addition, SBS is initiating an extensive program to improve its competitiveness. SBS will cut its costs worldwide by €1.5 billion by fiscal 2007 to pave the way for further healthy growth. Along with making substantial cuts in asset and process costs, SBS must reduce overcapacities. This makes the phase-out of 2,400 jobs in Germany over the next two years unavoidable. Talks with employee representatives in this regard have been initiated.

Dr. Christoph Kollatz (44) will be taking over as Group President of SBS. Kollatz previously headed the Intelligent Traffic Systems Division at the Industrial Solutions and Services Group, and, prior to that, the top+ program for Siemens AG. The current Group President of SBS, Dr. Adrian v. Hammerstein (52), is stepping down at his own request. Michael Schulz-Drost (51) has been named Chief Financial Officer at SBS. Schulz-Drost was previously head of business administration at the Large Drives Division in the Automation and Drives Group. He succeeds Bernd Regendantz (55), who among other things will push the strategic reorientation of the PRS activities from Siemens headquarters.
The Enterprise Networks (EN) business in the Communications Group has been facing major technological and structural changes in recent years. Siemens has enjoyed great market success with innovative communications solutions to boost the productivity of its customers’ business processes. These telephone systems, which are easier to install and service, are being well received by customers. However, these changes — combined with the weak domestic economy and the current reluctance of small- and medium-sized businesses in particular to invest in new, Internet-based communications solutions (Voice over IP) — are forcing EN to make adjustments. Above all, the sales and service functions of EN have to be reoriented to the needs of corporate customer. This will require personnel adjustments, and the company is holding talks with employee representatives and IG Metall in this regard.
Action is being taken at the Logistics and Assembly Systems Group (L&A), as was reported late in August. The Distribution and Industry Division (DI) — which had slipped into the red — and its associated products and customer service will be spun off into a separate company — Dematic GmbH. In this form, the new company can more flexible respond to market needs and enter into country specific partnerships. The new unit, with around 5,000 employees, will be launched on January 1, 2006. In the future it will be reported as “Other operating activities.” These measures will burden earnings in the current and next fiscal year.

The L&A Group will be dissolved as of October 1, 2005. The successful Postal Automation and Airport Logistics Divisions will be allocated to the Industrial Solutions and Services Group (I&S). The Electronic Assembly Systems Division, which is also successful and produces pick & place machines for the electronics industry, will become part of the Automation and Drives Group (A&D). L&A Group President Johann Löttner (56) will coordinate the strategic reorientation of Dematic GmbH from company headquarters. Dr. Hans-Jörg Grundmann (50) and Dr. Peter Drexel (61) will join and strengthen the boards of I&S and A&D, respectively. Employees currently working at L&A headquarters will be offered positions, wherever possible, in other Siemens Groups.
Dr. Klaus Kleinfeld, President and CEO of Siemens AG, stressed that the company’s goal is to quickly put all businesses on a course of profitable growth. This is already the case with the majority of the Groups. “We are on track with Fit4More. We do what needs to be done to achieve our earnings targets. This will ensure that we remain a reliable and top-performing partner. Our customer offerings will thus be even more competitive, which is the basis for our company’s success and for the future security of jobs at Siemens. Only successful businesses can secure and create jobs.”
A telephone conference for the media with CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger on the content of this press release will be held at 2:00 p.m. (CET) today. You can access the webcast at www.siemens.com/telefonkonferenz (German only). Following the telephone conference, you will also find a recording on this web page. The conference can be accessed at:

Dial-in:	+49(0)69 2222 2247	Germany
	+44(0)20 7365 1849	UK
	+1 718 354 1172	USA

Listen Only:	+49(0)69 2222 7111	Germany
	+44(0)20 7365 1850	UK
	+1 718 354 1153	USA
This press release contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: AXX200509.57 e Maria Lahaye-Geusen Tel.: +49-89 636-36301 Fax: -30085 E-Mail: maria.lahaye.geusen@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: September 19, 2005	/s/ DR. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ DR. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling